Animas Resources Ltd.

TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392 •

September 21, 2011

NR 11-9

Animas sells Kinsley Mountain interest to Pilot Gold Inc.

Animas Resources Ltd. (TSX.V: ANI) is pleased to announce that it has signed a letter of intent to sell our interest in the Kinsley Mountain gold project in Nevada to Pilot Gold Inc. (“Pilot Gold”).

Kinsley Mountain Property, Nevada

Kinsley Mountain was optioned by Animas in April, 2010 from Nevada Sunrise Gold Corp. and is located in eastern Elko County, Nevada, between the towns of Ely and Wendover. Gold mineralization at Kinsley is hosted within a section of Cambrian sedimentary rock units including limestone, dolomite and shale. This mineralization exhibits characteristics similar to other sedimentary-rock hosted "Carlin-type" gold deposits in northeastern Nevada.

Pilot Gold has agreed to acquire Animas’ interest in the Option Agreement for a cash payment of US$350,000, representing Animas’ expenditures to date on the project, and a total of 150,000 common shares of Pilot Gold to be issued to Animas over a three year period.

Pilot Gold now has the right to earn a 51% interest in the Kinsley Mountain property by spending $1.5 million in exploration expenditures by March 30, 2013, of which approximately $316,000 has been spent to date. A joint venture will be formed when Pilot Gold has earned its 51% interest. Upon earning its initial interest, Pilot Gold may elect to spend a further $3 million in exploration expenditures to earn an additional 14% interest for a total interest of 65%. Pilot Gold also has the right to earn up to 75% interest by paying for and completing a Pre-feasibility Study.

During the option period, Pilot Gold will now be the operator for the Kinsley Mountain Project.

Animas’ President, John R. Wilson, commented that “Animas is focused on moving the Santa Gertrudis Gold Project ahead and continuing to review new potential projects in Mexico where the team is focusing their efforts, and we are glad that the Kinsley Mountain Project will continue to be explored by the experienced team at Pilot Gold. Animas will still have exposure to the potential success of the project through our shareholding in Pilot Gold.”

Financing

On August 31, 2011, the Company announced that it will raise $3.4 million by a non-brokered private placement consisting of 17,000,000 units (a “Unit”) at $0.20 per Unit, subject to acceptance by both the TSX Venture Exchange and the Shareholders of the Company.  Each Unit is comprised of one common share and one whole non-transferable common share purchase warrant with each warrant entitles the holder to purchase one additional common share for a period of 24 months at a price of $0.30 per common share.  The securities will have a four-month hold from the date of closing. The warrant terms have been corrected herein to note that the warrant being issued with the Unit is a full warrant.

Options

Animas’ Board of Directors has also approved the grant of 200,000 options to an officer at $0.24 expiring on September 19, 2016.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas Resources through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Roger C. Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, Chief Executive Officer, President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected